

SECURITI[illegible] N

05040432

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starpoint Securities, L. C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10308 State Line Road, Suite 600
(No. and Street)

Leawood	Kansas	66206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prestia Vick & Associates, LLC
(Name – *if individual, state last, first, middle name*)



3130 Broadway	Kansas City	Missouri	64111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 31 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

3/31/2005

OATH OR AFFIRMATION

I, Steven R. Hook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starpoint Secutities, L. C., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


NOTARY PUBLIC — State of Kansas
KELLI J. SHERROD
My Appt. Exp. 08-04-05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STARPOINT SECURITIES, L.C.

* * * * *

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

CONTENTS

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA | BUD L. VICK, CPA, CVA

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Starpoint Securities, L.C.:

We have audited the accompanying statements of financial condition of Starpoint Securities, L.C., as of December 31, 2004 and 2003, and the related statements of operations, changes in Members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year ended December 31, 2004 and the period ended December 31, 2003. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Starpoint Securities, L.C. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004 and the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Prestia Vick & Associates, LLC

February 18, 2005

STARPOINT SECURITIES, L.C.

Statements of Financial Condition

December 31, 2004 and 2003

		2004	2003
Assets			
Current assets:			
Cash and cash equivalents	$	452,214	33,347
Liquidity rebates receivable		185,435	14,076
Clearance account receivable		767,131	7,513
Total current assets		1,404,780	54,936
Property, plant and equipment:			
Office furniture and equipment		93,031	30,148
Less accumulated depreciation		28,765	9,448
Net property, plant and equipment		64,266	20,700
Other assets:			
Organization cost (net of amortization of $197 and $79, respectively)		395	513
Clearinghouse deposits		250,000	250,000
Other deposits		3,981	275
Total other assets		254,376	250,788
Total assets	$	1,723,422	326,424
Liabilities and Members' Equity			
Current liabilities:			
Accounts payable	$	68,707	12,661
Members' equity:			
Members' contributions		667,875	371,100
Retained earnings		986,840	(57,337)
Total members' equity		1,654,715	313,763
Total liabilities and members' equity	$	1,723,422	326,424

See accompanying notes to financial statements.

STARPOINT SECURITIES, L.C.

Statements of Operations

Year Ended December 31, 2004 and Period Ended December 31, 2003

		2004	2003
Revenues:			
Liquidity rebate income	$	2,775,219	14,875
Tape rebate income		429,548	-0-
Realized trading gain (loss)		(660,664)	2,308
Interest income		4,470	284
Total revenue		2,548,573	17,467
Expenses:			
Clearing charges		453,723	9,222
Fees - Securities Exchange Commission		726,912	5,450
Connectivity charges		113,611	24,528
Depreciation and amortization		19,436	9,527
Other operating and administrative expenses		58,714	26,077
Total expenses		1,372,396	74,804
Net earnings (loss)	$	1,176,177	(57,337)

See accompanying notes to financial statements.

STARPOINT SECURITIES, L.C.

Statement of Changes in Members' Equity

For the Year Ended December 31, 2004 and the Period Ended December 31, 2003

	Units Issued and Outstanding	Members' Contribution	Retained Earnings	Total
Members' initial contributions	1,301	$ 371,100	$ -0-	$ 371,000
Net loss, period ended December 31, 2003	-0-	-0-	(57,337)	(57,337)
Balances at December 31, 2003	1,301	371,100	(57,337)	313,763
Members' contributions	229	296,775	-0-	296,775
Net income, year ended December 31, 2004	-0-	-0-	1,176,177	1,176,177
Distributions to members	-0-	-0-	(132,000)	(132,000)
Balances at December 31, 2004	1,530	$ 667,875	$ 986,840	$ 1,654,715

See accompanying notes to financial statements.

STARPOINT SECURITIES, L.C.

Statements of Cash Flows

For the Year Ended December 31, 2004 and the Period Ended December 31, 2003

		2004	2003
Cash flows from operating activities:			
Net (loss) income	$	1,176,177	(57,337)
Adjustments to reconcile net (loss) income to net cash generated (used) by operating activities:			
Depreciation and amortization		19,436	9,527
Change in current assets and liabilities:			
Increase in:			
Liquidity rebates receivable		(171,359)	(14,076)
Clearance account receivable		(759,618)	(7,513)
Accounts payable		56,046	12,661
Net cash generated (used) by operating activities		320,682	(56,738)
Cash flow from investing activities:			
Purchase of fixed assets		(62,884)	(30,148)
Organization costs incurred		-0-	(592)
Initial clearing house deposits		-0-	(250,000)
Other deposits made		(3,706)	(275)
Net cash used by investing activities		(66,590)	(281,015)
Cash flow from financing activities:			
Members' contributions		296,775	371,100
Distributions to members		(132,000)	-0-
Net cash provided by financing activities		164,775	371,100
Net increase in cash		418,867	33,347
Cash and cash equivalents at beginning of period		33,347	-0-
Cash and cash equivalents at end of period	$	452,214	33,347

See accompanying notes to financial statements.

STARPOINT SECURITIES, L.C.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2004 and the Period Ended December 31, 2003

There were no liabilities subordinated to the claims of creditors at the beginning or end of either period or at any time during the periods.

STARPOINT SECURITIES, L.C.

Notes to Financial Statements

December 31, 2004 and 2003

1) Description of Business and Summary Of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Description of Business

Starpoint Securities, L.C. (Company) is a securities broker formed to carry out proprietary program trading. The Company does not have any customers. They are a member of the Pacific Exchange. The Company was formed and funded in June 2003.

Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Clearance Account and Clearinghouse Deposits

A portion of the account receivable from the Company's clearinghouse represents deposits made to carry on business and is classified as a non-current asset. The remainder is considered a currently available balance.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Office Furniture and Equipment

Office furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method. The useful lives of the related assets are from five to seven years. Expenditures for maintenance, repairs and renewals are charged to expense as incurred.

Income Taxes

The Company is a Limited Company that files as a partnership with the Internal Revenue Service, therefore, no taxes are recorded at the Company level.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

In certain instances, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the $100,000 federally insured limit.

Prior Year Reclassification

Certain amounts relating to the prior year have been reclassified to conform to current year presentation.

2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of a minimum net capital amount, as defined. At December 31, 2004, the Company had net capital under the definition contained in the rule of $1,586,073, which was $1,486,073 in excess of its required net capital of $100,000.

3) Material Inadequacies

None noted.

4) Commitment

The Company has entered into a lease for office space which expires in August 2007. Commitments under this lease, by year ending December 31, are as follows:

2005	$	23,886
2006		23,886
2007		15,924

Rental expense under operating leases for office space during the year ended December 31, 2004 and period ended December 31, 2003 were $12,362 and $2,200, respectively.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2004

STARPOINT SECURITIES, L.C.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2004

Net Capital		
Total members' equity	$	1,654,715
Ownership equity not allowable for net capital:		
Other assets		4,376
Fixed assets		64,256
Net capital	$	1,586,073
Aggregate Indebtedness		
Total aggregate indebtedness	$	6,000
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	1,486,073
Ratio: aggregate indebtedness to net capital		.004 to 1

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of December 31, 2004)

Total ownership equity qualified for net capital per December 31, 2004, Part II A	$	1,586,073
Total ownership equity qualified for net capital per December 31, 2004, audit report	$	1,586,073
Non-allowable assets per December 31, 2004 Part II A	$	58,831
Increase in fixed assets		9,811
Non-allowable assets per December 31, 2004 audit report	$	68,642
Net capital, as reported in Company's Part II A	$	1,586,073
Net capital per December 31, 2004 audit report	$	1,586,073

STARPOINT SECURITIES, L.C.

Schedule II

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA | BUD L. VICK, CPA, CVA

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Starpoint Securities, L.C.:

In planning and performing our audit of the financial statements of Starpoint Securities, L.C. for the year ended December 31, 2004, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Preston Vick & Associates, LLC

February 18, 2005